BURLINGTON RESOURCES INC.
                            RATIO OF EARNINGS TO FIXED CHARGES
                                        EXHIBIT 12.1
                                         (UNAUDITED)


                                                             Six Months Ended
                                                                 June 30,
                                                           1995           1994

                                                  (In Thousands, Except Ratio Amounts)

Earnings:

 Income (Loss) Before Income Taxes....................$  (52,952)   $    75,450

 Add:
  Interest and fixed charges..........................    54,414         39,767
  Portion of rent under long-term operating
    leases representative of an interest factor.......     2,216          2,249
                                                       ----------    -----------
 Total Earnings Available for Fixed Charges...........$    3,678    $   117,466
                                                       ==========    ===========


Fixed Charges:

 Interest and fixed charges...........................$   54,414    $    39,767
 Portion of rent under long-term operating
   leases representative of an interest factor........     2,216          2,249
 Capitalized interest.................................       960            690
                                                       ----------    -----------
 Total Fixed Charges..................................$   57,590    $    42,706
                                                       ==========    ===========


Ratio of Earnings to Fixed Charges(1).................       .06 x         2.75 x
                                                       ==========    ===========










(1) Earnings Available for Fixed Charges for 1995 are inadequate to cover Fixed Charges in the amount of approximately $54 million.






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